

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 27, 2022

Ryan J. Faulkingham
Chief Financial Officer
Compass Diversified Holdings
301 Riverside Avenue, Second Floor
Westport, CT 06880

> **Re: Compass Diversified Holdings**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 24, 2022**
> **File No. 001-34927**
> **Compass Group Diversified Holdings LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 24, 2022**
> **File No. 001-34926**

Dear Mr. Faulkingham:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations - Our Businesses, page 92

1. We note that you present pro forma results of operations of BOA Holdings Inc. ("BOA") and Lugano Diamonds & Jewelry, Inc. ("Lugano") for fiscal years 2020 and 2019 and of Marucci Sports, LLC ("Marucci") for fiscal years 2021 and 2020. Please be advised that pro forma discussions based upon Article 11 of Regulation S-X should not be discussed in isolation and should not be presented with greater prominence than the discussion of historical financial statements required by Item 303(b) of Regulation S-K. Accordingly, please ensure that your results of operations include a discussion based on

historical results and that such discussion is provided on a more prominent basis than the supplemental pro forma results. For example, discuss the impact your current year acquisitions, such as Lugano, had on your historical current year results and for prior year acquisitions, such as BOA and Lugano, include a discussion comparing historical results for the current year to the partial prior year results. Please also confirm that your pro forma results have been calculated in complete accordance with the requirements of Article 11.

Reconciliation of Non-GAAP Financial Measures, page 114

2. We note Adjusted EBITDA includes an adjustment to remove "management fees" that reflect fees due quarterly to your manager in connection with your Management Services Agreement ("MSA"). We further note from your disclosures on page 12 that your manager manages your day-to-day operations and affairs and oversees the management and operations of your businesses and that the fee is payment for the services the manager performs on your behalf. Considering the management fees appear to represent normal, recurring, cash operating expenses necessary to operate your business, please tell us why you believe the adjustment is appropriate. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Financial Statements
Note B - Summary of Significant Accounting Policies
Inventories, page F-15

3. You disclose that inventories are stated at the lower of cost or market and that market value for raw materials and supplies is based on current replacement cost. Please clarify if you recognize inventory at the lower of cost or market or lower of cost or net realizable value and revise your disclosures accordingly. Also tell us how recording raw material inventory at the lower of cost or current replacement cost complies with ASC 330-10-35-1B.

Note C - Acquisition of Businesses, page F-18

4. Please revise the purchase price allocation tables for each acquisition to conform to the illustration presented in ASC 805-10-55-41, whereby goodwill represents the residual of consideration transferred and the fair value of any noncontrolling interest in the acquiree over the net assets acquired. Your current presentation includes goodwill within the allocation of assets acquired. Pursuant to ASC 805-30-50-1(b), also clearly disclose for each acquisition the acquisition-date fair value of each major class of consideration transferred.

Note F - Operating Segment Data, page F-32

5. Please address the following comments related to your segment footnote disclosures:

- Tell us and revise future filings to disclose the nature of the items included in the "Corporate and other" line item used to reconcile your segment profit (loss) to the consolidated statements of operations. See ASC 280-10-50-30 and -31.

- Although footnote (1) on page F-34 indicates that segment profit (loss) represents operating income (loss), we note that the subtotal does not agree to "Operating income" on your statements of income. Please clarify what this statement means and revise your disclosures in future filings accordingly. In doing so, revise your segmental MD&A references to "Income from operations" so that they are not confused with the "Operating income" line item on your statements of income.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Beverly Singleton at (202) 551-3328 or Andrew Blume at (202) 551-3254 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing